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June 16, 2011

Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Royce Global Value Trust, Inc.
Registration Statement on Form N-14 (File No. 333-172858)

Dear Mr. Rupert:

We are writing in response to your request that we explain why Royce Value Trust, Inc. (“RVT”) should not be viewed as underwriting the securities of other issuers in violation of one of its fundamental investment policies in connection with the proposed transaction in which RVT will (i) contribute a portion of its assets to Royce Global Value Trust, Inc. (“RGV”), a newly-formed wholly-owned subsidiary of RVT, in return for shares of common stock of RGV, and (ii) transfer such common stock of RGV to RVT’s common stockholders as a distribution (collectively, such transactions are referred to as the "Spin-Off Transaction").

Although RVT, as a technical/formalistic matter, may be considered a “statutory underwriter” under Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) and Section 2(a)(40) of the Investment Company Act of 1940 (the “Investment Company Act”), it is submitted that RVT’s actions in connection with a corporate reorganization, especially where stockholder approval is being obtained as in the case of the Spin-Off Transaction, should not be viewed, as a functional/policy matter, to constitute underwriting the shares of RGV for purposes of the Investment Company Act.

Section 8(b)(1) of the Investment Company Act requires every registered investment company to include in its registration statement “a recital of the policy of the registrant in respect of ... engaging in the business of underwriting securities issued by other persons....” This provision was intended to address the concern that an investment company might change the nature of its business without stockholders’ approval. 1 In satisfaction of the requirements of

1 See “The Investment Company Act of 1940”, Alfred Jaretzki, Jr., Washington University Law Quarterly, Volume XXVI, No. 8, April 1941.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

June 16, 2011

Section 8(b)(1), RVT’s fundamental investment policies recite, as do the policies of many other registered investment companies, that it may not “[u]nderwrite the securities of other issuers....”

Section 2(a)(11) of the Securities Act and Section 2(a)(40) of the Investment Company Act define an “underwriter”, in pertinent part, as follows:

“any person who has purchased from an issuer with a view to, or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking....”

Although RVT may technically meet the above definition of “underwriter” in connection with its activities in the Spin-Off Transaction, and may therefore be viewed as a “statutory underwriter”, it is submitted that such activity does not constitute engaging in the business of underwriting securities issued by other issuers.

Generally, the business of underwriting securities involves a real purchase of securities by a financial intermediary such as a broker-dealer from an issuer of the securities with the intent of re-selling such securities to third parties, in exchange for the payment of compensation to the underwriter in the form of an underwriting discount or commission. The purpose behind, and the effect of, the Spin-Off Transaction is, by contrast, only an internal corporate reorganization, which will result in RVT’s existing stockholders becoming the owners of two separate closed-end funds whose total assets will equal the total assets of RVT immediately prior to the Spin-Off Transaction. RVT will be transferring shares of RGV, RVT’s wholly-owned subsidiary, pro rata to RVT’s own stockholders, not to third parties, and will receive no commission, fee or other compensation from them or anyone else in connection with the transaction. As noted above, the purpose behind the Section 8(b)(1) requirement was to prevent a fund from entering into the business of underwriting without stockholder approval. RVT’s activities in connection with the Spin-Off Transaction do not constitute real underwriting, let alone the business of underwriting.

In communicating the staff’s comment, we understand that you noted that Gabelli Equity Trust has an investment restriction relating to underwriting securities, but specifically carves out spin-off transactions from the prohibition. The additional Gabelli Equity Trust language may be helpful, but we do not believe it is either informative or required. As noted above, it is submitted that this investment restriction should not apply to an internal corporate reorganization such as the Spin-Off Transaction which simply does not involve any of the risks to stockholders presented by the business of underwriting.

We note that in 1992, Sci/Tech Holdings, Inc. (“Sci/Tech”) was reorganized as Merrill Lynch Technology Fund, Inc. (“Technology Fund”) and Merrill Lynch Healthcare Fund, Inc. (“Healthcare Fund”) in a transaction similar to the Spin-Off Transaction. Sci/Tech (which

June 16, 2011

became Healthcare Fund) distributed shares of Technology Fund to its common stockholders. In this transaction, Sci/Tech similarly could have been viewed as a “statutory underwriter.” Sci/Tech had an investment restriction similar to RVT’s, which generally prohibited it from underwriting the securities of other issuers. We acted as counsel to the funds in that transaction and the Securities and Exchange Commission (the “Commission”) staff did not raise any question as to this investment restriction.

We also are aware that numerous funds have engaged in asset acquisition transactions where Fund A transfers all of its assets to Fund B in exchange for shares of Fund B, which are then distributed to Fund A shareholders in liquidation of Fund A. Many of these funds have investment restrictions similar to RVT’s. In these transactions, even though Fund A is making a liquidating distribution, it could be viewed as a “statutory underwriter” of Fund B shares; however, to our knowledge, such reorganization transactions have not been viewed as implicating such investment restrictions.

We also note that in some respects, the distribution of RGV shares to RVT common stockholders in the Spin-Off Transaction is similar to the issuance of new shares to existing shareholders under a dividend reinvestment plan, which has long been viewed by the Commission staff as not to involve the “sale” of a security (see, e.g., Securities Act Release No. 929 (July 29, 1936)). The distribution of RGV shares in the Spin-Off Transaction is, in our view, much closer to the distribution of shares in a dividend reinvestment plan to a fund’s own stockholders than the underwriting of securities of an other issuer.

Based upon the foregoing, it is submitted that the investment policy prohibiting RVT from underwriting the securities of “other issuers” does not extend to an internal corporate reorganization where stockholder approval is being obtained such as the Spin-Off Transaction involving RVT itself and a distribution of shares of RGV, RVT’s wholly-owned subsidiary, to RVT’s own common stockholders.

We appreciate your consideration of this matter and are available to discuss the matter at your convenience. Please do not hesitate to contact me at (212) 839-5540.

Very truly yours,

/s/ Frank P. Bruno

Frank P. Bruno